Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-239610

GS Finance Corp. $737,000 Index-Linked Notes due 2025 guaranteed by The Goldman Sachs Group, Inc.

The notes (CUSIP: 40057CG70) do not bear interest. The amount that you will be paid on your notes on the stated maturity date (July 24, 2025) is based on the lesser performing of the S&P 500® Index and the Dow Jones U.S. Select Dividend Index as measured from the trade date (July 20, 2020) to and including the determination date (July 21, 2025).

Although the Dow Jones U.S. Select Dividend Index measures the stock performance of 100 high dividend-paying stocks trading in the United States, the Dow Jones U.S. Select Dividend Index is a “price return index” and, therefore, the return on the Dow Jones U.S. Select Dividend Index will not include any dividends paid on the stocks that make up the Dow Jones U.S. Select Dividend Index.

If the final level of the lesser performing index on the determination date is greater than its initial level (3,251.84 with respect to the S&P 500® Index and 584.38 with respect to the Dow Jones U.S. Select Dividend Index), the amount that you would have been paid on your notes at maturity had that amount been based solely on the positive performance of the lesser performing index will be reduced by multiplying the lesser performing index return by the participation rate of 75%. This adjustment will reduce any positive return on your investment resulting from an increase in the final level of the lesser performing index from its initial level.

If the final level of each index on the determination date is greater than its initial level, the return on your notes will be positive and will equal 0.75 times the index return, subject to the maximum settlement amount of $1,200 for each $1,000 face amount of your notes.

If the final level of any index is equal to or less than its initial level, for each $1,000 face amount of your notes you will receive the greater of (i) the minimum settlement amount of $925 and (ii) $1,000 plus the product of $1,000 times the lesser performing index return. If the final level of any index is less than its initial level, you will receive less than the face amount of your notes.

The amount that you will be paid on your notes at maturity is based on the performance of the index with the lowest index return. The index return for each index is the percentage increase or decrease in the final level of such index from its initial level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•

if the index return of each index is greater than 0% (the final level of each index is greater than its initial level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 0.75 times (c) the lesser performing index return, subject to the maximum settlement amount; or

•

if the index return of any index is equal to or less than 0% (the final level of any index is equal to or less than its initial level), the greater of (i)  the minimum settlement amount of $925 and (ii) the sum of (a) $1,000 plus (b) the product of (1) the lesser performing index return times (2) $1,000. You will receive less than the face amount of your notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-11.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $946 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	July 23, 2020	Original issue price:	100% of the face amount
Underwriting discount:	4.45% of the face amount*	Net proceeds to the issuer:	95.55% of the face amount

* See “Supplemental Plan of Distribution; Conflicts of Interest” on page PS-31 for additional information regarding the fees comprising the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 8,788 dated July 20, 2020.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $946 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $54 per $1,000 face amount).

Prior to July 20, 2021, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through July 19, 2021). On and after July 20, 2021, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

●General terms supplement no. 8,671 dated July 1, 2020

●Underlier supplement no. 9 dated July 1, 2020

●Prospectus supplement dated July 1, 2020

●Prospectus dated July 1, 2020

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement. The notes will be issued in book-entry form and represented by a master global note.

Terms AND CONDITIONS (Terms From Pricing Supplement No. 8,788 Incorporated Into Master Note No. 4)

These terms and conditions relate to pricing supplement no. 8,788 dated July 20, 2020 of GS Finance Corp. and The Goldman Sachs Group, Inc. with respect to the issuance by GS Finance Corp. of its Index-Linked Notes due 2025 and the guarantee thereof by The Goldman Sachs Group, Inc.

The provisions below are hereby incorporated into master note no. 4, dated July 1, 2020. References herein to “this note” shall be deemed to refer to “this security” in such master note no. 4, dated July 1, 2020. Certain defined terms may not be capitalized in these terms and conditions even if they are capitalized in master note no. 4, dated July 1, 2020. Defined terms that are not defined in these terms and conditions shall have the meanings indicated in such master note no. 4, dated July 1, 2020, unless the context otherwise requires.

CUSIP / ISIN: 40057CG70 / US40057CG708

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underliers (each individually, an underlier): the S&P 500® Index (current Bloomberg symbol: “SPX Index”), or any successor underlier, and the Dow Jones U.S. Select Dividend Index (current Bloomberg symbol: “DJDVP Index”),  or any successor underlier, as each may be modified, replaced or adjusted from time to time as provided herein

Face amount: $737,000 in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount:  On the stated maturity date, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to the cash settlement amount.

Cash settlement amount:

•

if the final underlier level of each underlier is greater than its initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the lesser performing underlier return, subject to the maximum settlement amount; or

•

if the final underlier level of any underlier is equal to or less than its initial underlier level, the greater of (i) the minimum settlement amount and (ii) the sum of (1) $1,000 plus (2) the product of (1) $1,000 times (2) the lesser performing underlier return

Initial underlier level: 3,251.84 with respect to the S&P 500® Index and 584.38 with respect to the Dow Jones U.S. Select Dividend Index

Final underlier level: with respect to an underlier, the closing level of such underlier on the determination date, subject to adjustment as provided in “—Consequences of a market disruption event or non-trading day” and “— Discontinuance or modification of an underlier” below

Underlier return: with respect to an underlier on the determination date, the quotient of (i) its final underlier level minus its initial underlier level divided by (ii) its initial underlier level, expressed as a positive or negative percentage

Upside participation rate: 75%

Cap level: for each underlier, approximately 126.667% of its initial underlier level

Maximum settlement amount: $1,200

Minimum settlement amount: $925

Lesser performing underlier return: the underlier return of the lesser performing underlier

Lesser performing underlier: the underlier with the lowest underlier return

Trade date: July 20, 2020

Original issue date: July 23, 2020

Determination date: July 21, 2025, unless the calculation agent determines that, with respect to any underlier, a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In the event the originally scheduled determination date is a non-trading day with respect to any underlier, the determination date will be the first day thereafter that is a trading day for all underliers (the “first qualified trading day”) provided that no market disruption event occurs or is continuing with respect to an underlier on that day. If a market disruption event with respect to an underlier occurs or is continuing on the originally scheduled determination date or the first qualified trading day, the determination date will be the first following trading day on which the calculation agent determines that each underlier has had at least one trading day (from and including the originally scheduled determination date or the first qualified trading day, as applicable) on which no market disruption event has occurred or is continuing and the closing level of each underlier will be determined on or prior to the postponed determination date as set forth under “— Consequences of a market disruption event or a non-trading day” below. (In such case, the determination date may differ from the date on which the level of an underlier is determined for the purpose of the calculations to be performed on the determination date.) In no event, however, will the determination date be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date, either due to the occurrence of serial non-trading days or due to the occurrence of one or more market disruption events. On such last possible determination date, if a market disruption event occurs or is continuing with respect to an underlier that has not yet had such a trading day on which no market disruption event has occurred or is continuing or if such last possible day is not a trading day with respect to such underlier, that day will nevertheless be the determination date.

Stated maturity date: July 24, 2025, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day.  The stated maturity date will also be postponed if the determination date is postponed as described under “— Determination date” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Closing level: on any trading day, with respect to an underlier, the official closing level of such underlier or any successor underlier published by the underlier sponsor on such trading day for such underlier

Trading day: with respect to an underlier, a day on which the respective principal securities markets for all of its underlier stocks are open for trading, the underlier sponsor is open for business and such underlier is calculated and published by the underlier sponsor

Successor underlier: with respect to an underlier, any substitute underlier approved by the calculation agent as a successor as provided under “— Discontinuance or modification of an underlier” below

Underlier sponsor: with respect to an underlier, at any time, the person or entity, including any successor sponsor, that determines and publishes such underlier as then in effect. The notes are not sponsored, endorsed, sold or promoted by any underlier sponsor or any affiliate thereof and no underlier sponsor or affiliate thereof makes any representation regarding the advisability of investing in the notes.

Underlier stocks: with respect to an underlier, at any time, the stocks that comprise such underlier as then in effect, after giving effect to any additions, deletions or substitutions

Market disruption event: With respect to any given trading day, any of the following will be a market disruption event with respect to an underlier:

●

a suspension, absence or material limitation of trading in underlier stocks constituting 20% or more, by weight, of such underlier on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

●

a suspension, absence or material limitation of trading in option or futures contracts relating to such underlier or to underlier stocks constituting 20% or more, by weight, of such underlier in the respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

●

underlier stocks constituting 20% or more, by weight, of such underlier, or option or futures contracts, if available, relating to such underlier or to underlier stocks constituting 20% or more, by weight, of such underlier do not trade on what were the respective primary markets for those underlier stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that such event could materially interfere with the ability of the company or any of its affiliates or a similarly situated person to unwind all or a material portion of a hedge that could be effected with respect to this note.

The following events will not be market disruption events:

●	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
●	a decision to permanently discontinue trading in option or futures contracts relating to such underlier or to any underlier stock.

For this purpose, an “absence of trading” in the primary securities market on which an underlier stock is traded, or on which option or futures contracts relating to such underlier or an underlier stock are traded, will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an underlier stock or in option or futures contracts, if available, relating to such underlier or an underlier stock in the primary market for that stock or those contracts, by reason of:

●	a price change exceeding limits set by that market,
●	an imbalance of orders relating to that underlier stock or those contracts, or
●	a disparity in bid and ask quotes relating to that underlier stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

A market disruption event with respect to one underlier will not, by itself, constitute a market disruption event for any other unaffected underlier.

Consequences of a market disruption event or a non-trading day: With respect to any underlier, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date, or such day is not a trading day, then the determination date will be postponed as described under “— Determination date” above. If the determination date is postponed to the last possible date due to the occurrence of serial non-trading days, the level of each underlier will be the calculation agent’s assessment of such level, in its sole discretion, on such last possible postponed determination date. If the determination date is postponed due to a market disruption event with respect to any underlier, the final underlier level with respect to the determination date will be calculated based on (i) for any underlier that is not affected by a market disruption event on the originally scheduled determination date or the first qualified trading day thereafter (if applicable), the closing level of the underlier on that date, (ii) for any underlier that is affected by a market disruption event on the originally scheduled determination date or the first qualified trading day thereafter (if applicable), the closing level of the underlier on the first following trading day on which no market disruption event exists for such underlier and (iii) the calculation agent’s assessment, in its sole discretion, of the level of any underlier on the last possible postponed determination date with respect to such underlier as to which a market disruption event continues through the last possible postponed determination date. As a result, this could result in the final underlier level on the determination date of each underlier being determined on different calendar dates. For the avoidance of doubt, once the closing level for an underlier is determined for the determination date, the occurrence of a later market disruption event or non-trading day will not alter such calculation.

Discontinuance or modification of an underlier: If an underlier sponsor discontinues publication of an underlier and such underlier sponsor or anyone else publishes a substitute underlier that the calculation agent determines is comparable to such underlier and approves as a successor underlier, or if the calculation agent designates a substitute underlier, then the calculation agent will determine the cash settlement amount on the stated maturity date by reference to such successor underlier.

If the calculation agent determines that the publication of an underlier is discontinued and there is no successor underlier, the calculation agent will determine the cash settlement amount on the stated maturity date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such underlier.

If the calculation agent determines that (i) an underlier, the underlier stocks comprising such underlier or the method of calculating such underlier is changed at any time in any respect — including any addition, deletion or substitution and any reweighting or rebalancing of such underlier or the underlier stocks and whether the change is made by the underlier sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor underlier, is due to events affecting one or more of the underlier stocks or their issuers or is due to any other reason — and is not otherwise reflected in the level of the underlier by the underlier sponsor pursuant to the then-current underlier methodology of the underlier or (ii) there has been a split or reverse split of the underlier, then the calculation agent will be permitted (but not required) to make such adjustments in such underlier or the method of its calculation as it believes are appropriate to ensure that the levels of such underlier used to determine the cash settlement amount on the stated maturity date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to an underlier may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Tax characterization: The holder, on behalf of itself and any other person having a beneficial interest in this note, hereby agrees with the company (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to characterize this note for all U.S. federal income tax purposes as a debt instrument subject to the special rules governing contingent payment debt instruments.

Overdue principal rate: the effective Federal Funds rate

Hypothetical ExampleS

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical closing levels of the underliers on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the closing level of any underlier will be on any day throughout the life of your notes and what the final underlier level of the lesser performing underlier will be on the determination date. The underliers have been highly volatile in the past — meaning that the underlier levels have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	75%
Cap level	with respect to each underlier, approximately 126.667% of its initial underlier level
Maximum settlement amount	$1,200
Minimum settlement amount	$925
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the applicable underlier sponsor calculates any underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underliers over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the underlier levels during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” on page PS-15. Before investing in the notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier) and the assumptions noted above.

Hypothetical Final Underlier Level of the Lesser Performing Underlier	Hypothetical Cash Settlement Amount at Maturity
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
150.000%	120.000%
140.000%	120.000%
126.667%	120.000%
110.000%	107.500%
105.000%	103.750%
100.000%	100.000%
98.000%	98.000%
95.000%	95.000%
92.500%	92.500%
70.000%	92.500%
50.000%	92.500%
20.000%	92.500%
0.000%	92.500%

If, for example, the final underlier level of the lesser performing underlier were determined to be 20.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 92.500% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 7.500% of your investment. In addition, if the final underlier level of the lesser performing underlier were determined to be greater than its initial underlier level but not more than the cap level, the amount that you would have been paid on your notes at maturity had that amount been based solely on the positive performance of the lesser performing underlier would be reduced by multiplying the lesser performing underlier return by the upside participation rate.  For example, if the final underlier level of the lesser performing underlier were determined to be 110.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would only be 107.500% of each $1,000 face amount, as shown in the table above, due to the upside participation rate.  Further, if the final underlier level of the lesser performing underlier were determined to be 150.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 120.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level of the lesser performing underlier over approximately 126.667% of its initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level of the lesser performing underlier were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels of the lesser performing underlier are expressed as percentages of its initial underlier level. The chart shows that any hypothetical final underlier level of the lesser performing underlier of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.00% marker on the vertical axis). The chart also shows that any hypothetical final underlier level of the lesser performing underlier of greater than or equal to approximately 126.667% (the section right of the 126.667% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-13.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier levels or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing levels of the underliers and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final underlier levels determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement, under “Additional Risk Factors Specific to the Notes” in the accompanying underlier supplement no. 9 and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 8,671. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement, the accompanying underlier supplement no. 9 and the accompanying general terms supplement no. 8,671. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., with respect to an underlier to which your notes are linked, the stocks comprising such underlier. You should carefully consider whether the offered notes are suited to your particular circumstances

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-10 of the accompanying general terms supplement no. 8,671.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of each underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 68 of the accompanying prospectus.

You May Lose a Portion of Your Investment in the Notes

You can lose a portion of your investment in the notes. The cash settlement amount on your notes on the stated maturity date will be based on the performance of the lesser performing of the underliers as measured from their initial underlier levels to their closing levels on the determination date. If the final underlier level of any underlier is less than its initial underlier level, you will lose up to 7.5% of your investment in the notes, excluding any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Amount Payable on Your Notes Is Not Linked to the Levels of the Underliers at Any Time Other than the Determination Date

The final underlier level of each underlier will be based on the closing level of such underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of one underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop.  Although the actual closing levels of the underliers on the stated maturity date or at other times during the life of your notes may be higher than the closing levels of the underliers on the determination date, you will not benefit from the closing levels of the underliers at any time other than on the determination date.

The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier

The cash settlement amount will be based on the lesser performing underlier without regard to the performance of the other underlier. As a result, you could lose up to 7.5% of your initial investment if the lesser performing underlier return is negative, even if there is an increase in the level of the other underlier. This could be the case even if the other underlier increased by an amount greater than the decrease in the lesser performing underlier.

The Upside Participation Rate Will Reduce Any Positive Return On Your Investment

Because the upside participation rate is 75%, the amount that you will be paid on your notes on the stated maturity date if the lesser performing underlier return is positive will be reduced by multiplying the lesser performing underlier return by the upside participation rate. Therefore, as shown in the examples provided elsewhere in this pricing supplement, this adjustment will reduce any positive return on your investment resulting from an increase in the final underlier level of the lesser performing underlier as compared to its initial underlier level.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the levels of the underliers;
•	the volatility – i.e., the frequency and magnitude of changes – in the closing levels of the underliers;
•	the dividend rates of the underlier stocks;
•

economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing level of the underlier or underliers;

•	other interest rate and yield rates in the market;
•	the time remaining until your notes mature; and
•

our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underliers based on their historical performance.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of any underlier over the life of your notes will be limited because of the maximum settlement amount. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of any underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underliers.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the maximum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the maximum settlement amount will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. In addition, the minimum settlement amount would not offer the same measure of protection to your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

Although the Dow Jones U.S. Select Dividend Index Is Designed To Measure the Stock Performance of 100 High Dividend-Paying Stocks Trading in the U.S., the Return on Your Notes Will Not Reflect Any Dividends Paid on the Underlier Stocks

The Dow Jones U.S. Select Dividend Index is designed to measure the stock performance of 100 high dividend-paying stocks trading in the U.S. Although the Dow Jones U.S. Select Dividend Index measures the performance of high dividend-paying stocks, it is a “price return index” and the return on the Dow Jones U.S. Select Dividend Index will not include any dividends paid on the stocks that make up the Dow Jones U.S. Select Dividend Index. Therefore, the return on your notes will not reflect the return you would realize if you actually owned the stocks comprising the Dow Jones U.S. Select Dividend Index and received the dividends paid on those underlier stocks. See “-You Have No Shareholder Rights or Rights to Receive Any Underlier Stock” above for additional information.

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see "Supplemental Discussion of U.S. Federal Income Tax Consequences" below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

The Underliers

The S&P 500® Index

The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy and is intended to provide a performance benchmark for the large-cap U.S. equity markets. For more details about the S&P 500® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-90 of the accompanying underlier supplement no. 9.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC, and has been licensed for use by GS Finance Corp. (“Goldman”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Goldman. Goldman’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates and neither S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates make any representation regarding the advisability of investing in such notes.

Dow Jones U.S. Select Dividend Index

The Dow Jones U.S. Select Dividend Index:

•	is an equity index, and therefore cannot be invested in directly;
•	does not file reports with the SEC because it is not an issuer;
•	was launched on November 3, 2003, based on an initial index value of 100 as of December 31, 1991; and
•	is sponsored by S&P Dow Jones Indices LLC (the “index sponsor”).

The Dow Jones U.S. Select Dividend Index measures the stock performance of 100 high dividend-paying stocks trading in the U.S. The Dow Jones U.S. Select Dividend Index is calculated in U.S. dollars on a price return basis. As of June 25, 2020, the Dow Jones U.S. Select Dividend Index had 100 constituents. Additional information regarding the Dow Jones U.S. Select Dividend Index may be obtained from the following websites: us.spindices.com/indices/strategy/dow-jones-us-select-dividend-index and spdji.com. We are not incorporating by reference the websites, the sources listed above or any material they include in this pricing supplement.

As of June 25, 2020, the 100 companies included in the Dow Jones U.S. Select Dividend Index were divided into ten sectors. The proprietary sector classification system used by the index sponsor divides the Dow Jones U.S. Select Dividend Index into the following sectors (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Services (4.9%), Consumer Goods (13.2%), Oil & Gas (7.1%), Financials (12.4%), Health Care (2.3%), Industrials (11.6%), Technology (11.9%), Basic Materials (3.3%), Telecommunications (4.5%) and Utilities (28.8%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

Dow Jones U.S. Select Dividend Index Universe

The Dow Jones U.S. Select Dividend Index universe is defined as all dividend-paying companies in the Dow Jones U.S. Index, excluding real estate investment trusts (“REITs”). For more information about the Dow Jones U.S. Index, see “Dow Jones U.S. Index” below.

All stocks included in the Dow Jones U.S. Index must pass the following screens to be included in the Dow Jones U.S. Select Dividend Index universe: (i) a dividend-per-share for the current year (trailing 12 months) that is greater than or equal to the company’s five-year average dividend-per-share; (ii) a five-year average dividend coverage ratio (the average of the earnings per share divided by the annual dividend per share for the previous five years) of greater than or equal to 167%; (iii) paid dividends in each of the previous five years; (iv) a non-negative trailing 12-month earnings-per-share; (v) a float-adjusted market capitalization of at least US$3 billion (US$2 billion for current constituents); and (vi) a three-month average daily volume of at least 200,000 shares (100,000 shares for current constituents).

Current Dow Jones U.S. Select Dividend Index constituents are included in the universe regardless of their dividend growth rate, coverage ratio, and current year earnings-per-share. With the exception of float-adjusted market capitalization and average daily trading volume, the reference date for the above data points is the last business day of December. The reference date for float-adjusted market capitalization and average daily trading volume is the last business day of February.

Dow Jones U.S. Select Dividend Index Construction

The Dow Jones U.S. Select Dividend Index has an annual rebalancing constituent selection process. Stocks passing all screens are ranked in descending order by indicated annual dividend (“IAD”) yield, defined as a stock’s IAD (not including any special dividends) divided by its price. All remaining current constituent stocks ranked 200 and above are retained in the Dow Jones U.S. Select Dividend Index assuming they continue to meet all other eligibility requirements. The highest ranked stocks that are not current constituents are added to the Dow Jones U.S. Select Dividend Index until the constituent count reaches 100. The IAD and stock price used in the calculation of a stock’s dividend yield are as of the last business day of February.

Constituent Weightings

Constituent weightings are assigned annually based on IAD yield, subject to the following restrictions: (i) the weight of any individual company is restricted to the lower of (a) 10% or (b) five times a constituent’s float-adjusted market capitalization divided by the sum of the float-adjusted market capitalizations of all index constituents, as measured at the time of the annual reconstitution; and (ii) each Global Industry Classification Standard (“GICS”) sector is restricted to 30% within the Dow Jones U.S. Select Dividend Index, as measured at the time of the annual reconstitution.

Additionally, on a quarterly basis, any company whose weight exceeds 10% of the Dow Jones U.S. Select Dividend Index is capped at 10% with the excess weight distributed proportionately. Such quarterly capping, if required, is effective after the close of the third Friday of June, September, and December. The reference pricing date is after the close of the Wednesday prior to second Friday of the quarterly review month.

Dow Jones U.S. Select Dividend Index Calculation

The Dow Jones U.S. Select Dividend Index is a non-market capitalization weighted index, which is an index where index constituents have a user-defined weight (based on IAD yield, as described above). Between index rebalancings, most corporate actions generally have no effect on stock weights. As stock prices move, the weights will shift and the modified weights will change. Therefore, the Dow Jones U.S. Select Dividend Index must be rebalanced from time to time to re-establish the user-defined weights.

The value of the Dow Jones U.S. Select Dividend Index on any day for which an index value is published is determined by a fraction, the numerator of which is the sum of, for each index stock, the market price of the index stock times the number of shares of such index stock times the investable weight factor (“IWF”) of such index stock times the adjustment factor of such index stock, and the denominator of which is the divisor. The “adjustment factor” for any index stock is the number that is needed to adjust (multiply) the float-adjusted market value of an index stock so that the weight of the index stock in the Dow Jones U.S. Select Dividend Index equals the user-defined weight. The float-adjusted market value of a stock in the Dow Jones U.S. Select Dividend Index is the float-adjusted market value of a stock in the Dow Jones U.S. Index. See “Dow Jones U.S. Index — Float Adjustment” below. The divisor is a value calculated by the index sponsor that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’ share capital, as described below.

The Dow Jones U.S. Select Dividend Index is rebalanced quarterly in March, June, September and December to re-establish the user-defined weights. The index level is not altered by index rebalancings.

However, since prices and outstanding shares will have changed since the last rebalancing, the divisor will change at the rebalancing.

Dow Jones U.S. Select Dividend Index Maintenance

Constituents with significant negative dividend growth and negative earnings from continuing operations over the past 12-month period are reviewed to determine if the affected company can sustain an appropriate dividend program to remain in the Dow Jones U.S. Select Dividend Index. In the event that the index committee determines that the company’s dividend program is at significant risk, the company will be removed from the Dow Jones U.S. Select Dividend Index after the close of trading on the third Friday of March, June, September or December. Constituent changes and their weights resulting from the quarterly review process are announced on the second Friday of the quarterly review month.

Additionally, on a quarterly basis, any company whose weight exceeds 10% of the Dow Jones U.S. Select Dividend Index is capped at 10% with the excess weight distributed proportionately. Such quarterly capping, if required, is effective after the close of the third Friday of June, September, and December. The reference pricing date is after the close of the Wednesday prior to second Friday of the quarterly review month.

Securities under consideration for addition to, or deletion from, the index are assessed by the index committee on the basis of the six-month data ending the month prior to the quarterly review. The quarterly rebalancing changes take effect on the first business day following the third Friday of March, June, September and December. Intra-quarter changes are made on an as-needed basis. IWF updates are only made annually at the September quarterly review. Changes also occur in response to corporate actions and market developments, as described below.

Corporate Actions and Index Adjustments

A constituent stock is immediately removed from the Dow Jones U.S. Select Dividend Index, independent of the annual rebalancing, if the constituent stock is affected by a corporate action such as a delisting or bankruptcy. In addition, constituent stocks are reviewed on a monthly basis and at the discretion of the index sponsor, may be removed effective prior to the open of the first business day of the following month and not replaced, if (i) the constituent stock publicly announces a suspension or cancellation of its dividend program; or (ii) the constituent company lowers but does not eliminate its dividend, and its new yield is significantly lower than the lowest yielding constituent. This is subject to the constituent stock’s announcement being made a minimum of seven business days prior to month-end. Any changes are announced five business days prior to month-end. Constituent stocks that are removed from the Dow Jones U.S. Select Dividend Index as a result of ongoing maintenance are replaced only at the subsequent annual rebalancing in March.

Spin-Offs

In the case of a spin-off involving a constituent stock, the spun-off company is added to the Dow Jones U.S. Select Dividend Index, at a zero price at the market close of the day before the ex-date (with no divisor adjustment). If a spun-off company is determined to be ineligible for continued index inclusion, it is removed after at least one day of regular way trading (with a divisor adjustment). The yearly dividend increase history of the parent company is assigned to both the parent and spun-off company before the spin-off effective date. To determine annual dividend payments, the dividends of the parent and spun-off companies are combined until a full annual cycle of dividend payments is available for both post-spin-off companies. Subsequent dividend comparisons are based on the annual dividend amounts of each respective company.

For merger and acquisition events, the index sponsor, at its discretion, may retain dividend history for newly formed entities from their predecessor companies.

Several additional types of corporate actions, and their related treatment, are listed in the table below.

Corporate Action	Treatment

Company Addition/Deletion

Addition

Generally, no companies are added to the Dow Jones U.S. Select Dividend Index between annual reconstitutions except for IPOs and spin-offs.

Deletion

The weights of all stocks in the Dow Jones U.S. Select Dividend Index will proportionately change but relative weights will stay the same. The Dow Jones U.S. Select Dividend Index divisor will change due to the net change in the index market capitalization.

Change in shares outstanding	Shares outstanding changes are offset by an adjustment factor. There is no change to the index market capitalization and no divisor adjustment.
Split/Reverse Split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Spin-off

The spin-off is added to the Dow Jones U.S. Select Dividend Index on the ex-date at a price of zero. The spin-off index shares are based on the spin-off ratio. On the ex-date the spin-off will have the same attributes and capping adjustment factor as its parent company, and will remain in the Dow Jones U.S. Select Dividend Index for at least one trading day. As a result, there will be no change to the index divisor on the ex-date.

If the spin-off is ineligible for continued inclusion, it will be removed after the ex-date. The weight of the spin-off being deleted is reinvested across all the Dow Jones U.S. Select Dividend Index components proportionately such that the relative weights of all Dow Jones U.S. Select Dividend Index components are unchanged. The net change in index market capitalization will cause a divisor change.

Change in IWF	IWF changes are offset by an adjustment factor. There is no change to the index market capitalization and no divisor adjustment.

Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment.
Rights offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The change in price and shares is offset by an adjustment factor to keep the index market capitalization (stock weight) unchanged. There is no change to the index market capitalization and no divisor adjustment.

Other Adjustments

In cases where there is no achievable market price for a stock being deleted, it may be removed at a zero or minimal price at the index committee’s discretion, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks.

Index Governance

The Dow Jones U.S. Select Dividend Index is maintained by an index committee. The index committee meets regularly. All committee members are full-time professional members of the index sponsor’s staff. At each meeting, the index committee may review pending corporate actions that may affect index constituents, statistics comparing the composition of the Dow Jones U.S. Select Dividend Index to the market, companies that are being considered as candidates for addition to the Dow Jones U.S. Select Dividend Index, and any significant market events. In addition, the index committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

The index sponsor considers information about changes to its indices and related matters to be potentially market moving and material. Therefore, all index committee discussions are confidential. The index committee reserves the right to make exceptions when applying the methodology if the need arises.

In addition to the daily governance of the Dow Jones U.S. Select Dividend Index and maintenance of index methodology, at least once within any 12-month period the index committee reviews the methodology to ensure the Dow Jones U.S. Select Dividend Index continues to achieve the stated objectives, and that the data and methodology remain effective.

Recalculation Policy

The index sponsor reserves the right to recalculate and republish the Dow Jones U.S. Select Dividend Index at its discretion in the event one of the following issues has occurred: (1) incorrect or revised closing price of one or more constituent securities; (2) missed corporate event; (3) incorrect application of corporate action or index methodology; (4) late announcement of a corporate event; or (5) incorrect calculation or data entry error. The decision to recalculate the Dow Jones U.S. Select Dividend Index is made at the discretion of the index manager and/or index committee, as further discussed below. The potential market impact or disruption resulting from the potential recalculation is considered when making any such decision. In the event of an incorrect closing price, a missed corporate event or a misapplied corporate action, a late announcement of a corporate event, or an incorrect calculation or data entry error that is discovered within two trading days of its occurrence, the index manager may, at his or her discretion, recalculate the Dow Jones U.S. Select Dividend Index without involving the index committee. In the event any such event is discovered beyond the two trading day period, the index committee shall decide whether the Dow Jones U.S. Select Dividend Index should be recalculated. In the event of an incorrect application of the methodology that results in the incorrect composition and/or weighting of index constituents, the index committee shall determine whether or not to recalculate the Dow Jones U.S. Select Dividend Index following specified guidelines. In the event that the index is recalculated, it shall be done within a reasonable timeframe following the detection and review of the issue.

Calculations and Pricing Disruptions

Prices used for the calculation of real time index values are based on the “Consolidated Tape”. The Consolidated Tape is an aggregation of trades for each constituent over all regional exchanges and trading venues and includes the primary exchange. If there is a failure or interruption on one or more exchanges, real-time calculations will continue as long as the “Consolidated Tape” is operational.

If an interruption is not resolved prior to the market close, official closing prices will be determined by following the hierarchy set out in NYSE Rule 123C.

A notice is published on the index sponsor’s website at spdji.com indicating any changes to the prices used in Dow Jones U.S. Select Dividend Index calculations. In extreme circumstances, the index sponsor may decide to delay index adjustments or not publish the Dow Jones U.S. Select Dividend Index. Real-time indices are not restated.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, the index sponsor is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. The index sponsor’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, the index sponsor also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, the index sponsor will take the following actions:

Market Disruption Prior to Open of Trading:

(i)If all exchanges indicate that trading will not open for a given day, the index sponsor will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)If exchanges indicate that trading, although delayed, will open for a given day, the index sponsor will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i)If exchanges indicate that trading will not resume for a given day, the Dow Jones U.S. Select Dividend Index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday Dow Jones U.S. Select Dividend Index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

Dow Jones U.S. Index

The Dow Jones U.S. Index is a float-adjusted market capitalization index that is calculated, published and disseminated by the index sponsor. The Dow Jones U.S. Index aims to provide 95% market capitalization coverage of U.S.-traded stocks. The Dow Jones U.S. Index is calculated in U.S. dollars on a price return basis. As of June 25, 2020, the Dow Jones U.S. Index had update 1,183 constituents. The Dow Jones U.S. Index was launched on February 14, 2000, based on an initial index value of 100 as of December 31, 1991. Additional information regarding the Dow Jones U.S. Index may be obtained from the following websites: us.spindices.com/indices/equity/dow-jones-us-index and spdji.com. We are not incorporating by reference the websites, the sources listed above or any material they include in this pricing supplement.

Calculation and Dissemination

The closing values of the Dow Jones U.S. Index are calculated on a 24-hour day that ends at 5:30 p.m. New York time and, following the determination of the previous day’s closing price, the Dow Jones U.S. Index values for the current day are updated and disseminated on a real-time basis beginning at 5:30 p.m. whenever any of the exchanges represented in the Dow Jones U.S. Index are open.

If trading in a stock is suspended while its market is open, the last traded price for that stock is used for all subsequent index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Dow Jones U.S. Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Dow Jones U.S. Index computation.

If a market is closed due to an exchange holiday, the previous adjusted closing price for each of its index underlying assets, coupled with the most-recent intraday currency bid price, is used to determine the Dow Jones U.S. Index’s current U.S. dollar value.

To be included in the Dow Jones U.S. Index, a stock must be part of the index universe, defined as all stocks traded on major U.S. stock exchanges minus any non-common issues and illiquid stocks. Dow Jones U.S. Index candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, shares in limited partnerships and shares in business development companies (“BDCs”) are not eligible. Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITs, listed property trusts, and similar real-property-owning pass-through structures taxed as REITs by their domiciles also are eligible.

Each stock must also meet two separate liquidity criteria to be considered eligible for inclusion in the Dow Jones U.S. Index. Stocks must have a 12-month median value traded ratio (MVTR) of at least 20% to be eligible, or at least 14% for current constituents to remain eligible. The MVTR for a stock is calculated by taking the median daily value traded amount for each of the 12 months preceding the rebalancing reference date, multiplying the amount by the number of days that the stock traded during that month, and then dividing the result by its end-of-month float-adjusted market capitalization. The sum of the 12 monthly values is the MVTR for such stock. If a stock has traded for less than 12 months, the average of the available monthly values is taken and multiplied by 12 to obtain the MVTR. In addition, stock must have a 6-month median daily traded value (MDVT) over the 6 months prior to the rebalancing reference date of at least $250,000 to be eligible, or at least $175,000 for current constituents to remain eligible. If a stock has traded for less than 6 months, the MDVT amount for as long as the stock has been trading is used.

After determination of the Dow Jones U.S. Index universe, the Dow Jones U.S. Index universe is then sorted by float-adjusted market capitalization and stocks in the top 95% of the Dow Jones U.S. Index universe are categorized into 10 Industries, 19 Supersectors, 41 Sectors and 114 Subsectors as defined by a proprietary classification system used by the index sponsor. Segments are designed to capture the risk characteristics of a specific market by grouping together constituents that respond in similar ways to economic, political and environmental factors.

The Dow Jones U.S. Index level is calculated using a fraction, the numerator of which is the price of each stock in the Dow Jones U.S. Index multiplied by the number of shares used in the Dow Jones U.S. Index calculation (total shares outstanding times the IWF), and summed across all the stocks in the Dow Jones U.S. Index. The denominator is the Dow Jones U.S. Index divisor.

The Dow Jones U.S. Index Divisor

To assure that the Dow Jones U.S. Index’s value, or level, does not change when stocks are added or deleted, the divisor is adjusted to offset the change in market value of the Dow Jones U.S. Index. Thus, the divisor plays a critical role in the Dow Jones U.S. Index’s ability to provide a continuous measure of market valuation when faced with changes to the stocks included in the Dow Jones U.S. Index. In a similar manner, some corporate actions that cause changes in the market value of the stocks in an index should not be reflected in the Dow Jones U.S. Index level. Adjustments are made to the divisor to eliminate the impact of these corporate actions. Any change to the stocks in the Dow Jones U.S. Index that alters the total market value of the Dow Jones U.S. Index while holding stock prices constant will require a divisor adjustment.

Divisor adjustments are made “after the close” meaning that after the close of trading the closing prices are used to calculate the new divisor based on whatever changes are being made. It is, then, possible to provide two complete descriptions of the Dow Jones U.S. Index – one as it existed at the close of trading and one as it will exist at the next opening of trading. If the same stock prices are used to calculate the Dow Jones U.S. Index level for these two descriptions, the Dow Jones U.S. Index levels are the same.

With prices constant, any change that changes the total market value included in the Dow Jones U.S. Index will require a divisor change. For cataloging changes, it is useful to separate changes caused by the management of the Dow Jones U.S. Index from those stemming from corporate actions of the constituent companies. Among those changes driven by index management are adding or deleting companies, adjusting share counts and changes to IWFs and other factors affecting share counts or stock prices.

When a company is added to or deleted from the Dow Jones U.S. Index, the net change in the market value of the Dow Jones U.S. Index is calculated and this is used to calculate the new divisor. The market values of stocks being added or deleted are based on the prices, shares outstanding, IWFs and any other share count adjustments.

There are a large range of different corporate actions ranging from routine share issuances or buy backs to unusual events like spin-offs or mergers. These are listed on the table below with a description of the adjustments, if any.

Corporate Action	Effects	Divisor Adjustments?
Company added/deleted	Net change in market value determines the divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If the spun-off company is not being added to the Dow Jones U.S. Index, the divisor adjustment reflects the decline in Dow Jones U.S. Index market value (i.e., the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the Dow Jones U.S. Index, no company removed from the Dow Jones U.S. Index.	No
Spin-off	Spun-off company added to the Dow Jones U.S. Index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the Dow Jones U.S. Index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special Dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering

Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.

Yes

Annual Reconstitution, Quarterly Reviews and Dow Jones U.S. Index Maintenance

The Dow Jones U.S. Index is reconstituted annually in September. The process includes the review of all stocks in their respective markets to determine eligibility according to the existing criteria. The reference date for data used in the annual reconstitution is the last business day in July. In addition, the investable weight factor (“IWF”), for each stock is reviewed and updated as needed. Changes are implemented at the opening of trading on the Monday following the third Friday of September. Changes in IWFs resulting from corporate actions which exceed 5% are implemented as soon as possible; changes of less than 5% are implemented at the next annual review.

Generally, no companies are added to the Dow Jones U.S. Index between annual reconstitutions except for initial public offerings and spinoffs. Any exceptions to this rule are announced with ample lead time. Any stocks considered for addition at the quarterly rebalance must have a float market cap larger than the smallest stock included in the Dow Jones U.S. Index at the time of the previous reconstitution.

Changes to shares and IWFs are implemented at the open of trading on the Monday following the third Friday of March, June, September and December. Size classification is reviewed as part of the quarterly update, with the reference date for size classification being five weeks prior to the rebalancing effective date. Confirmed share changes that are at least 5% of the total shares outstanding are implemented weekly. Total shares outstanding (not float-adjusted shares) are used to determine whether the share change meets this 5% threshold. The 5% rule applies to share changes only. IWF changes are only considered if a share change meets the 5% threshold. Share changes of 5% or greater resulting from aggregated smaller share change events are implemented when the index sponsor is able to validate the cumulative change.

Corporate actions (such as stock splits, stock dividends, spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are applied on the ex-date.

Initial public offerings and new listings on eligible exchanges are added to at the next quarterly update if the new listing occurs on or before the final trading day of February, May, August or November and meets all other eligibility requirements. Spinoffs of Dow Jones U.S. Index constituents are added to the Dow Jones U.S. Index at a zero price at the market close on the day before the ex-date (with no divisor adjustment). If a spun-off company is determined not to be eligible to remain in the Dow Jones U.S. Index, it will be removed after at least one day of regular way trading (with a divisor adjustment). Spinoffs are assigned the same size and style as the parent company at the time of the action. All spinoff sizes are evaluated at the next quarterly update.

Whenever possible, the index sponsor will announce changes in the Dow Jones U.S. Index at least two business days prior to their implementation date.

If a Dow Jones U.S. Index constituent is suspended by its primary market, it may be removed from the Dow Jones U.S. Index at the discretion of the Index Committee. When this occurs, the index sponsor will use the best-available alternate pricing source to determine the value at which the company should be removed from the Dow Jones U.S. Index.

Float Adjustment

The Dow Jones U.S. Index is float-adjusted, meaning that the share counts used in calculating the Dow Jones U.S. Index reflect only those shares available to investors rather than all of a company’s outstanding shares. The index sponsor seeks to exclude shares held by long-term, strategic shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, asset managers and insurance companies with board of director representation, publicly traded companies that hold shares in another company, holders of restricted shares (except for shares held as part of a lock-up agreement), company-sponsored employee share plans/trusts, defined contribution plans/savings, investment plans, foundations or family trusts associated with the company, government entities at all levels (except government retirement or pension funds), sovereign wealth funds and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, “strategic holders”). To this end, the index sponsor excludes all share-holdings (other than depositary banks, pension funds (including government pension and retirement funds), mutual funds, exchange traded fund providers, investment funds, asset managers (including hedge funds with no board of director representation), investment funds of insurance companies and independent foundations not associated with the company) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in Dow Jones U.S. Index calculations.

The exclusion is accomplished by calculating an IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by strategic holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

License Agreement between Dow Jones Opco, LLC, a subsidiary of S&P Dow Jones Indices LLC and GS Finance Corp.

Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The Dow Jones U.S. Select Dividend Index and the Dow Jones U.S. Index are products of S&P Dow Jones Indices LLC and/or its affiliates, and have been licensed for use by GS Finance Corp. (“Goldman”). The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, any of their third party licensors, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Dow Jones U.S. Select Dividend Index or the Dow Jones U.S. Index to track general market performance. S&P Dow Jones Indices’ only relationship to Goldman with respect to the Dow Jones U.S. Select Dividend Index or the Dow Jones U.S. Index is the licensing of the Dow Jones U.S. Select Dividend Index and the Dow Jones U.S. Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Dow Jones U.S. Select Dividend Index and the Dow Jones U.S. Index are determined, composed and calculated by S&P Dow Jones Indices without regard to Goldman or the notes. S&P Dow Jones Indices have no obligation to take the needs of Goldman or the owners of the notes into consideration in determining, composing or calculating the Dow Jones U.S. Select Dividend Index or the Dow Jones U.S. Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Dow Jones U.S. Select Dividend Index or the Dow Jones U.S. Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GOLDMAN, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF

THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GOLDMAN OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Closing Levels of the Underliers

The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underliers have recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of any underlier during the period shown below is not an indication that such underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of an underlier as an indication of the future performance of an underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of any underlier or the underlier stocks will result in you receiving the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underliers. Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underliers. The actual performance of an underlier over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.

The graphs below show the daily historical closing levels of each underlier from January 1, 2015 through July 20, 2020. As a result, the following graphs do not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices. We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification.

Historical Performance of the S&P 500® Index

Historical Performance of the Dow Jones U.S. Select Dividend Index

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	a dealer in securities or currencies;
●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●	a bank;
●	a regulated investment company;
●	a life insurance company;
●	a tax-exempt organization;
●	a partnership;
●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●	a person that owns the notes as a hedge or that is hedged against interest rate risks;
●	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or
●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. You will be obligated pursuant to the terms of the notes (in the absence of a change of law, an administrative determination or judicial ruling to the contrary) to characterize your notes for all U.S. federal income tax purposes as debt instruments subject to the special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to 1.27% per annum, compounded semi-annually, with a projected payment at maturity of $1,065.38 based on an investment of $1,000.

Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
July 23, 2020 through December 31, 2020	$5.54	$5.54
January 1, 2021 through December 31, 2021	$12.81	$18.35
January 1, 2022 through December 31, 2022	$12.97	$31.32
January 1, 2023 through December 31, 2023	$13.14	$44.46
January 1, 2024 through December 31, 2024	$13.31	$57.77
January 1, 2025 through July 24, 2025	$7.61	$65.38

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt instruments) as of the time you purchase your notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes (as described in the accompanying prospectus).

Any gain you recognize upon the sale, exchange or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

The Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the stocks included in the underliers during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2023, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for United States alien holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

Supplemental plan of distribution; conflicts of interest

See “Supplemental Plan of Distribution” on page S-35 of the accompanying general terms supplement no. 8,671 and “Plan of Distribution — Conflicts of Interest” on page 125 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to a dealer at such price less a concession not in excess of 2.5% of the face amount. In addition to the concession, GS&Co. will pay a fee of 1.6% of the face amount to an affiliate of the dealer in connection with certain services provided directly by such affiliate to the dealer. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on July 23, 2020. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 1, 2020, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 1, 2020.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 8,671, the accompanying underlier supplement no. 9, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement no. 8,671, the accompanying underlier supplement no. 9, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement no. 8,671, the accompanying underlier supplement no. 9, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

General Terms Supplement No. 8,671 dated July 1, 2020
Additional Risk Factors Specific to the Notes	S-4
Supplemental Terms of the Notes	S-13
Use of Proceeds	S-33
Hedging	S-33
Employee Retirement Income Security Act	S-34
Supplemental Plan of Distribution	S-35
Conflicts of Interest	S-37
Underlier Supplement No. 9 dated July 1, 2020
Additional Risk Factors Specific to the Notes	S-2
The Underliers	S-11
Descriptions of the Indices
Dow Jones Industrial Average®	S-14
EURO STOXX 50® Index	S-19
FTSE® 100 Index	S-26
Hang Seng China Enterprises Index	S-33
MSCI Indices	S-41
NASDAQ-100 Index®	S-54
Nikkei 225	S-62
Russell 2000® Index	S-67
S&P/ASX 200 Index	S-76
S&P 500® Daily Risk Control 10% USD Excess Return Index	S-85
S&P 500® Index	S-90
S&P MidCap 400® Index	S-98
Swiss Market Index	S-107
TOPIX	S-112
Descriptions of the Exchange-Traded Funds
Financial Select Sector SPDR® Fund	S-118
iShares® MSCI EAFE ETF	S-125
iShares® MSCI Emerging Markets ETF	S-129
iShares® Russell 1000 Value ETF	S-135
SPDR® S&P® Biotech ETF	S-147
SPDR® S&P® Oil & Gas Exploration & Production ETF	S-154
Prospectus Supplement dated July 1, 2020
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-10
United States Taxation	S-13
Employee Retirement Income Security Act	S-14
Supplemental Plan of Distribution	S-15
Validity of the Notes and Guarantees	S-17

Prospectus dated July 1, 2020
Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	9
Use of Proceeds	14
Description of Debt Securities We May Offer	15
Description of Warrants We May Offer	71
Description of Units We May Offer	87
GS Finance Corp.	92
Legal Ownership and Book-Entry Issuance	94
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	104
United States Taxation	107
Plan of Distribution	122
Conflicts of Interest	125
Employee Retirement Income Security Act	126
Validity of the Securities and Guarantees	127
Independent Registered Public Accounting Firm	127
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	128

$737,000

GS Finance Corp.

Index-Linked Notes due 2025

guaranteed by

The Goldman Sachs

Group, Inc.

Goldman Sachs & Co. LLC